UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-38773

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Entry into Material Definitive Agreement

On May 5, 2025, China SXT Pharmaceuticals, Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an investor, pursuant to which the Company agreed to sell and issue 200,000 Ordinary Shares (the “Ordinary Shares”), with no par value, of the Company.

Aggregate gross proceeds to the Company in respect of the offering is expected to be approximately $100,000, before deducting other offering expenses payable by the Company. The offering was closed on May 12, 2025. As of May 12, 2025, 16,027,758 Ordinary Shares are issued and outstanding.

The Ordinary Shares to be issued in the offering were issued pursuant to a prospectus supplement dated as of May 5, 2025, which was filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-282776), which became effective on November 4, 2024, and the base prospectus dated as of October 22, 2024 contained in such registration statement.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing descriptions of the Securities Purchase Agreement, are not complete, and are qualified in their entireties by reference to the full text of such document, a copy of which is attached hereto as Exhibit 10.1.

Exhibits

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement, dated as of May 5, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 13, 2025

China SXT Pharmaceuticals, Inc.

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Co-Chief Executive Officer

By:	/s/ Simon Lim Sze Beng
Name:	Simon Lim Sze Beng
Title:	Co-Chief Executive Officer

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